4-1-02

02027476

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2002

KOWLOON-CANTON RAILWAY CORPORATION
(Translation of registrant's name into English)

KCRC House, 9 Lok King Street, Fo Tan, Sha Tin, New Territories, Hong Kong
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No ☒

[If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-______________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOWLOON-CANTON RAILWAY CORPORATION

Date April 25, 2002

By ______________________

Name: Jeffrey Cheung
Title: Deputy Director, Finance

HK1:#22003603v2

新聞稿
Press release

24 April 2002

KCRC sustains growth in 2001

The Kowloon-Canton Railway Corporation (KCRC) recorded sustained progress and modest growth in 2001, with net profits going up by 6.5% to $2,436 million.

A spokesman for the Corporation said, "As a Corporation we demonstrated, once again, as we did in 1998 and 1999, that we are capable of sustaining growth even during an economic downturn."

Despite the decision to freeze fares for the fourth year in a row, fare revenue grew 1.5% to $3,963 million last year. Freight, rental, advertising and other revenue also grew 1.1% to $834 million.

Operating cost grew 1.9% to $2,885 million in 2001 and operating profit increased by 0.6% to $1,912 million. As a result of increased expenditure, the operating margin decreased slightly from 40.2% in 2000 to 39.9% during the year.

"Although the Corporation's profits grew to their highest level in six years, this was mainly due to the growth in net investment income by 62.3% to $490 million during the year," he said.

The spokesman added that the growth rate of cross-boundary ridership had slowed down significantly from the years of double-digit growth in the period 1996 to 2000 to only 3.4% in 2001, during which the average daily ridership was 236,800 passenger trips.

"This is a cause of concern as cross-boundary patronage represents the Corporation's single largest source of revenue.

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羅佩娟(傳媒經理)：2688 1772　非辦公時間：7111 8218 傳呼7584
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新聞稿
Press release

"We are therefore looking at opportunities for revenue diversification, such as from advertising in tunnels and on embankments, and for cost containment," he said.

Turning to operating results, the spokesman said, "East Rail saw a return to the 1997 level of domestic patronage, with a marginal rise of 0.6% over the year before to reach an average daily ridership of 562,500 passenger trips.

"Results for Light Rail were mixed during the year. The number of passengers travelling on Light Rail declined but this was offset by a rise in the number of commuters using Light Rail buses," he said.

As a result, East Rail's total patronage for 2001 edged up 1.4% to 292 million passenger trips while that of Light Rail slipped 0.8% to 117 million passenger trips.

The spokesman added, "As in previous years, the Government, which is the sole shareholder of KCRC, decided to forego a dividend in 2001, allowing net profits to be deployed towards the cost of building West Rail, Phase I, the East Rail Extensions and other new railway projects."

Note to editors:

Attached please find KCRC's 2001 Consolidated Profit and Loss Account, Consolidated Balance Sheet and Key Statistics.

Copies of the KCRC Annual Report 2001, which were tabled in the Legislative Council today, will be boxed at Government's Information Services Department. The Annual Report has also been posted on our website www.kcrc.com.

- End -

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羅珮珊(傳媒經理)：2688 1772　非辦公時間：7111 8218 傳呼7584
For further information please contact

Consolidated Profit and Loss Account (HK$ million) for the year ended 31 December 2001

	2001	2000
Fare revenue	3,963	3,906
Freight, rental, advertising and other revenue	834	825
Total revenue	4,797	4,731
Less: Operating costs before depreciation	2,224	2,160
Operating profit before depreciation	2,573	2,571
Depreciation	661	670
Operating profit before net investment income	1,912	1,901
Net investment income	490	302
Profit after net investment income	2,402	2,203
Profit on property development	24	87
Share of profit/(loss) of associate	11	(1)
Profit before taxation	2,437	2,289
Taxation	1	1
Profit after taxation	2,436	2,288
Transfer to development reserve	24	87
Retained profit for the period	2,412	2,201

香港新界沙田火炭樂景街九號 九廣鐵路公司大樓
KCRC House, No. 9 Lok King Street, Fo Tan, Sha Tin, N.T., Hong Kong
Telephone: (852) 2688 1333 Facsimile: (852) 2688 0983

Consolidated Balance Sheet (HK$ million) as at 31 December 2001

	2001	2000
ASSETS		
Fixed Assets	13,745	13,236
Construction in progress - West Rail, Phase I	25,530	16,491
- Others	1,396	909
Deferred expenditure - East Rail Extensions	4,106	1,104
- Others	104	-
Property under development	739	91
Interest in associate	23	16
Loan to subsidiary	1,316	602
Investments in securities	27,752	27,789
Stores and spares	186	171
Properties held for resale	11	-
Interest receivable	709	886
Other receivables	428	508
Tax recoverable	-	19
Cash and cash equivalents	6,473	8,597
	82,518	70,419
LIABILITIES		
Interest payable	436	434
Other payables	2,490	1,527
Accrual for capital expenditure	2,694	2,493
Interest-bearing borrowings	16,831	16,395
Insurance provision	-	225
Deferred income	454	444
	22,905	21,518
NET ASSETS	59,613	48,901
CAPITAL AND RESERVES		
Share capital	39,120	31,120
Development reserve	6,441	6,417
Investment property revaluation reserve	176	242
Investment revaluation reserve	133	16
Retained profits	13,743	11,106
	59,613	48,901

Key Statistics
for the year ended 31 December 2001

	2001	2000
East Rail		
Total number of passengers (million)	292	288
Daily average number of passengers (thousand)	799	788
Proportion of total franchised public transport boarding in Hong Kong	8.7%	8.8%
HK$ per passenger carried		
Fare revenue	11.66	11.65
Operating costs excluding depreciation	4.48	4.55
Operating results	7.18	7.10
Light Rail		
Total number of passengers (million)	117	118
Daily average number of passengers (thousand)	319	323
Proportion of total franchised public transport boarding in Hong Kong	3.5%	3.6%
HK$ per passenger carried		
Fare revenue	3.56	3.59
Operating costs excluding depreciation	3.94	3.86
Operating results	(0.38)	(0.27)

Note: The financial information set out above does not constitute the Corporation's statutory financial statements for the years ended 31 December 2001 or 2000 but is derived from those financial statements. The auditors have expressed an unqualified opinion on those financial statements in their report dated 25 February 2002.